Filed Pursuant to Rule 433

Registration No. 333-156724

FINAL TERM SHEET

Dated March 20, 2009

WAL-MART STORES, INC.

£1,000,000,000 5.625% Notes Due 2034

Name of Issuer:	Wal-Mart Stores, Inc.

Title of Securities:	5.625% Notes Due 2034

Aggregate Principal Amount:	£1,000,000,000

Issue Price (Price to Public):	98.981% of principal amount

Maturity:	March 27, 2034

Coupon (Interest Rate):	5.625%

Benchmark Gilt:	4.250% Treasury Stock due June 7, 2032

Benchmark Gilt Yield:	3.752%

Spread to Benchmark:	195bps

Yield to Maturity:	5.702%

Interest Payment Dates:	March 27 and September 27 of each year, commencing on September 27, 2009

Interest Payment Record Dates:	March 15 and September 15 of each year

Redemption Provisions:	No mandatory redemption provisions

Wal-Mart may, at its option, redeem the Notes upon the occurrence of certain events relating to U.S. taxation

Sinking Fund Provisions:	None

Legal Format:	SEC registered/Regulation S

Net Proceeds to Wal-Mart (after underwriting discounts and commissions and before listing and offering expenses):	£983,560,000

Settlement Date:	T + 5; March 27, 2009

Joint Book-Running Managers:	Goldman Sachs International
Citigroup Global Markets Limited
HSBC Bank plc
Credit Suisse Securities (Europe) Limited
Morgan Stanley & Co. International plc
The Royal Bank of Scotland plc

Co Managers:	Banca IMI S.p.A.
Banco Bilbao Vizcaya Argentaria, S.A.
Banco Santander, S.A.
Barclay’s Bank PLC
BNP PARIBAS
Deutsche Bank AG, London Branch
Dresdner Bank AG, London Branch
J.P. Morgan Securities Ltd.
Merrill Lynch International
Mitsubishi UFJ Securities International plc
Mizuho International plc
Scotia Capital Inc.
Standard Chartered Bank
The Toronto Dominion Bank, London Branch
UBS Limited
Wachovia Securities International Limited

Selling Restrictions:	European Economic Area, United Kingdom, Hong Kong, Japan, Singapore, Ireland

ISIN:	XS0419834931

Common Code:	041983493

Listing:	Irish Stock Exchange (being applied for)

Ratings: Ratings for Wal-Mart’s long-term debt securities: S&P, AA; Moody’s, Aa2; Fitch, AA; and DBRS, AA. Wal-Mart has applied for specific ratings for the Notes and expects that the ratings for the Notes will be the same as for Wal-Mart’s other long-term debt securities.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale in the United States, or for the account or benefit of U.S. persons (as defined in Regulation S), of the Notes to which this final term sheet relates have been registered by Wal-Mart Stores, Inc. by means of a registration statement on Form S-3 (SEC File No. 333-156724).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free at 1-866-811-8049.